Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

March 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Christina De Rosa
Keira Nakada
James Rosenberg

Re:	Achaogen, Inc.
Registration Statement on Form S-1
Registration File No. 333-193559

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Achaogen, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Washington, D.C. time, on March 11, 2014, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 25, 2014:

(i)	Dates of distribution: February 25, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 2,134

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 250

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC COWEN AND COMPANY, LLC

Acting severally on behalf of themselves and the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name: Grant Miller
Title: Director

[Signature Page to Underwriters’ Acceleration Request]